

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Frank Lonegro
Executive Vice President and Chief Financial Officer
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Hearndon, VA 20170

> **Re: Beacon Roofing Supply, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 000-50924**

Dear Frank Lonegro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Consolidated Balance Sheets, page 44

1. Please tell us with quantification the significant components of accrued expenses as of each balance sheet date. Also, separately disclose any components that exceed the thresholds of Rule 5-02.20 of Regulation S-X.

Consolidated Statements of Operations, page 45

2. Please tell us your basis in GAAP for presenting net income (loss) attributable to common stockholders without reduction for undistributed earnings attributable to participating preferred stock. Refer to ASC 260-10-45-60 through 45-60B, ASC 260-10-45-65 through 45-66 and ASC 260-10-55-73.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services